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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       To
                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant To Section
                14 (d)(1) of The Securities Exchange Act of 1934

                             SEAGATE SOFTWARE, INC.
                           (Name of Subject Company)

                            SEAGATE TECHNOLOGY, INC.
                                    (Bidder)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   811804 103
                     (CUSIP Number of Class of Securities)

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                                Donald L. Waite
                            Executive Vice President
                            Seagate Technology, Inc.
                                 920 Disc Drive
                        Scotts Valley, California 95067
                                 (831) 438-6550
 (Name, Address and Telephone Number of Persons Authorized  to Receive Notices
                    and Communications on Behalf of Bidder)

                                    Copy to:

                             Larry W. Sonsini, Esq.
                             John T. Sheridan, Esq.
                       Wilson, Sonsini, Goodrich & Rosati
                           A Professional Corporation
                               650 Page Mill Road
                          Palo Alto, California 94304

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   Seagate Technology, Inc., a Delaware corporation ("STI"), hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 filed on April 21, 1999 (the "Statement"), with respect to the offer by STI to acquire all outstanding shares of Common Stock, par value $.001 per share, of Seagate Software, Inc. ("Seagate Software") at the exchange rate set forth in the Offering Circular/Prospectus included as Exhibit (a)(1) to the Statement (the "Exchange Offer").

ITEM 10. Additional Information.

   Item 10(f) of the Statement is hereby amended and supplemented by the following:

   On June 1, 1999, STI issued a press release, a copy of which is attached hereto as Exhibit (a)(8) and is incorporated herein by reference, relating to the extension of the Exchange Offer until 12:00 midnight, New York City time, on June 9, 1999, unless further extended.

   Seagate Software also modified a payment option available to Seagate Software option holders who wish to exercise their options and exchange their shares of Seagate Software Common Stock for shares of STI Common Stock in the Exchange Offer. A notice describing the modification of payment method is being sent to all potential participants in the Exchange Offer. A copy of the notice is attached hereto as Exhibit (a)(9).

ITEM 11. Material to be Filed as Exhibits

   (a)(8) Press Release dated June 1, 1999.

   (a)(9) Notice to Seagate Software, Inc. Shareholders and Optionholders Regarding Seagate Technology, Inc. Stock Exchange Offer dated June 1, 1999.

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SEAGATE TECHNOLOGY, INC.

                                                   /s/ Donald L. Waite
                                          By: _________________________________
                                            Name: Donald L. Waite
                                            Title:  Executive Vice President,
                                                 Chief Administrative Officer
                                                 and Assistant Secretary
Dated: June 1, 1999

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